Hanwha SolarOne Reports Fourth Quarter 2011 and Full Year 2011 Results

SHANGHAI, March 15, 2012 -- Hanwha SolarOne Co., Ltd. ( "SolarOne" or the "Company") (Nasdaq: HSOL), a vertically integrated manufacturer of silicon ingots, wafers and photovoltaic (“PV”) cells and modules in China, today reported its unaudited financial results for the quarter ended December 31, 2011. The Company will host a conference call to discuss the results at 8:00 am Eastern Time (8:00 pm Shanghai Time) on March 15, 2012. A slide presentation with details of the results will also be available on the Company’s website prior to the call.

FOURTH QUARTER 2011 HIGHLIGHTS

•	Total net revenues were RMB978.3 million (US$155.4 million), a decrease of 31.9% from 3Q11, and a decrease of 53.8% from 4Q10.
•	PV module shipments, including module processing services, were 189.1 MW, a decrease of 5.9% from 200.9 MW in 3Q11, and a decrease of 13.6% from 218.8 MW in 4Q10.

•	Average selling price (“ASP”), excluding module processing services, decreased to RMB6.29 per watt (US$1.00) from RMB7.86 per watt in 3Q11, and decreased from RMB11.82 per watt in 4Q10.

•	The Company recorded certain non-cash charges totaling RMB596.7 million (US$94.8 million), including RMB119.8 million (US$19.0 million) from inventory write-down, RMB342.2 million (US$54.4 million) from provisions for advance payments on the Company’s purchase commitment under long-term supply contracts, and RMB134.7 million (US$21.4 million) from goodwill impairment.

•	Gross loss increased 289.5% to RMB604.6 million (US$96.1 million) from a gross loss of RMB155.2 million in 3Q11, compared to a gross profit of RMB465.0 million in 4Q10. Gross loss in 4Q11 included the non-cash charges from inventory write-down and provisions for advance payments associated with long-term supply contracts totaling RMB407.5 million (US$64.7 million).

•	Gross margin decreased to negative 61.8%, compared with negative 10.8% in 3Q11, due to both the lower ASP and the non-cash charges from inventory write-down and provisions for advance payments associated with long-term supply contracts. Gross margin in 4Q10 was positive 21.9%. Gross margin excluding the aforementioned provisions would have been negative 20.1% in 4Q11.

•	Operating loss increased by 206.7% to RMB1,005.2 million (US$159.7 million) from an operating loss of RMB327.8 million in 3Q11, compared to an operating profit of RMB302.5 million in 4Q10. The increase in operating loss in 4Q11 from 3Q11 was primarily due to the significantly higher gross loss, higher selling and general and administrative expenses, and RMB134.7 million (US$21.4 million) from goodwill impairment.

•	Operating margin decreased to negative 102.8% from negative 22.8% in 3Q11, compared with positive 14.3% in 4Q10.

•	Net loss attributable to shareholders on a non-GAAP basis was RMB862.3 million (US$137.0 million), compared with net loss of RMB295.7 million in 3Q11 and net income of RMB250.7 million in 4Q10.

•	Net loss per basic ADS on a non-GAAP basis was RMB10.22 (US$1.62), compared with net loss per basic ADS of RMB3.51 in 3Q11 and net income per ADS on a non-GAAP basis of RMB3.39 in 4Q10.

•	Net loss attributable to shareholders on a GAAP basis was RMB832.9 million (US$132.3 million), compared with net loss attributable to shareholders on a GAAP basis of RMB177.6 million in 3Q11. The Company recorded a non-cash gain of RMB33.2 million (US$5.3 million) from the change in fair value of the convertible feature of the Company’s convertible bonds as compared to a non-cash gain of RMB131.4 million in 3Q11. Net income attributable to shareholders on a GAAP basis in 4Q10 was RMB370.8 million, including a non-cash gain of RMB255.6 million from the change in fair value of the convertible feature of the Company’s convertible bonds. As explained in prior quarters, the fluctuations in the fair value of the convertible feature of the Company’s convertible bonds are primarily due to changes in the Company’s ADS price, over which the Company has no direct control, and does not reflect the operating performance of the Company.

_________________

1 All non-GAAP numbers used in this press release exclude the accounting impact from the adoption of ASC 815-40, which relates to the accounting treatment for the convertible bonds. Please refer to the attached financial statements for the reconciliation between the GAAP and non-GAAP financial results

•	Net loss per basic ADS on a GAAP basis was RMB9.88 (US$1.57), compared with net loss per basic ADS on a GAAP basis of RMB2.11 in 3Q11 and a net income per basic ADS on a GAAP basis of RMB5.02 in 4Q10.

•	Annualized Return on Equity (“ROE”) on a non-GAAP basis was negative 81.5% in 4Q11, compared with negative 24.6% in 3Q11 and positive 24.1% in 4Q10.

•	Annualized ROE on a GAAP basis was negative 70.6% in 4Q11, compared to negative 13.6% in 3Q11 and positive 33.2% in 4Q10.

FULL YEAR 2011 HIGHLIGHTS

•	Total net revenues were RMB6,416.5 million (US$1,019.5 million), representing a decrease of 15.0% from RMB7,548.5 million in 2010.

•	PV module shipments, including module processing services, reached 844.4 MW, representing an increase of 5.8% from 797.9 MW in 2010. Module processing services accounted for 8.5% of total shipment revenues in 2011.

•	The Company recorded total non-cash charges of RMB835.1 million (US$132.7 million), including RMB358.1 million (US$56.9 million) from inventory write-down as a result of a lower of cost or market assessment and a regular provision for obsolescence, RMB342.2 million (US$54.4 million) from provisions for advance payments associated with long-term supply contracts, and RMB134.7 million (US$21.4 million) from goodwill impairment. The inventory write-down and a portion of the provisions for advance payments were classified in cost of goods sold. The remaining provisions for advance payments and the goodwill impairment were classified as operating expenses.

•	Gross loss in 2011 was RMB217.1 million (US$34.5 million), compared with a gross profit of RMB1,679.0 million in 2010.

•	Gross margin was negative 3.4%, compared with positive 22.2% in 2010.

•	Operating loss for 2011 was RMB1,096.4 million (US$174.2 million), compared with an operating profit of RMB1,184.5 million in 2010.

•	Operating margin decreased to negative 17.1%, compared with positive 15.7% in 2010.

•	Net loss attributable to shareholders on a non-GAAP basis[1] was RMB1,068.5 million (US$169.8 million), compared with net income attributable to shareholders of RMB914.3 million in 2010.

•	Net loss per basic ADS on a non-GAAP basis was RMB12.71 (US$2.03), compared with net income per basic ADS of RMB14.68 in 2010.

•	Net loss attributable to shareholders on a GAAP basis was RMB930.1 million (US$147.8 million), compared with net income attributable to shareholders of RMB757.4 million in 2010.

•	Net loss per basic ADS on a GAAP basis was RMB11.06 (US$1.76), compared with net income per basic ADS of RMB12.17 in 2010.

•	ROE on a non-GAAP basis was negative 24.8% in 2011, compared with positive 25.7% in 2010.

•	ROE on a GAAP basis was negative 19.6% in 2011, compared with positive 18.9% in 2010.

Mr. Ki-Joon HONG, Chairman and CEO of Hanwha SolarOne, commented, "The year 2011 was a period of adjustment and consolidation for the industry. Excess capacity throughout the solar value chain, combined with incentive reductions in key markets, drove selling prices down at a rate faster than input costs, resulting in pressure on profitability. We believe the Company continued to make progress in a number of areas, including growing synergies with our largest shareholder Hanwha. We continued to invest in branding, technology, management systems and people. We also made progress in reducing non-poly processing costs in spite of reduced utilization, penetrated new important growth markets including the US and China, and increased shipments nearly 20%. Hanwha remains unwavering in its support for the solar market overall and for our Company. The business environment will remain challenging for much, if not all, of 2012. Our balance sheet is strong and our access to additional capital remains in place. Looking forward, we believe that lower prices will drive additional demand, the industry will consolidate at an accelerated pace, and we will exit this downturn in a strong competitive position.”

FOURTH QUARTER 2011 RESULTS

•	Total net revenues were RMB978.3 million (US$155.4 million), a decrease of 31.9% from RMB1,437.3 million in 3Q11, and a decrease of 53.8% from RMB2,119.0 million in 4Q10. The decrease in total net revenues in 4Q11 compared with 3Q11 was primarily due to lower shipments and reduced ASP.
•	Revenue contribution from PV module processing services as a percentage of total net revenues was 8.9%, compared with 7.2% in 3Q11.
•	PV module shipments, including module processing services, were 189.1 MW, a decrease from 200.9 MW in 3Q11, and a decrease from 218.8 MW in 4Q10.

Module revenue by shipping destination Q4 11     Module revenue by shipping destination Q3 11

•	Module revenue attributable to shipments to the U.S. grew from 13% in 3Q11 to 33% in 4Q11, due to a spike in demand before the expiration of cash grant from the government. The China market remained solid for the Company and increased from 7% in 3Q11 to 13% of module revenue in 4Q11. India, a relatively new and potentially attractive market for the Company, rose to 11% of module revenue in 4Q11. Module revenue attributable to shipments to Germany decreased to 23% in 4Q11 from 45% in 3Q11, while module revenue attributable to shipments to Italy remained stable at 2% as compared to 3Q11. In 2011, module revenue attributable to shipments to Europe, Middle East and Africa (EMEA) were 53% of the total module revenue, with Asia accounting for 20%, North America 19% and Australia 8%.
•	Average selling price (“ASP”), excluding module processing services, decreased to RMB6.29 per watt (US$1.00) from RMB7.86 per watt in 3Q11 from RMB11.82 per watt in 4Q10.
•	Gross loss of 4Q11 was RMB604.6 million (US$96.1 million), compared with a gross loss of RMB155.2 million in 3Q11 and a gross profit of RMB465.0 million in 4Q10.
•	Gross margin decreased to negative 61.8%, compared with negative 10.8% in 3Q11, due to both the lower ASP and the non-cash charges from inventory write-down and provisions for advance payments on the Company’s purchase commitment under long-term supply contracts. Gross margin in 4Q10 was 21.9%.

•	The blended cost of goods sold (“COGS”) per watt, excluding module processing services, was US$1.61 (including $0.45 non-cash charges from inventory write-down and provisions for advance payments associated with long-term supply contract), representing a 19.3% increase from US$1.35 in 3Q11. The blended COGS takes into account the production cost (silicon and non-silicon) using internally sourced wafers, purchase costs and additional processing costs of externally sourced wafers and cells. Excluding non-cash charges, the Company would have achieved a 1.7% reduction in blended COGS to $1.16.

•	The production cost (including both silicon and non-silicon costs) using internally sourced wafers was US$1.03 per watt, representing a 8.8% decrease from US$1.13 per watt in 3Q11. The decrease was primarily due to reduced polysilicon costs as well as operational improvements.

•	Operating loss of 4Q11 was RMB1,005.2 million (US$159.7 million), compared with an operating loss of RMB327.8 million in 3Q11 and an operating profit of RMB302.5 million in 4Q10. Operating margin decreased to negative 102.8% from negative 22.8% in 3Q11, compared to positive 14.3% in 4Q10.

•	Operating expenses as a percentage of total net revenues were 40.9% in 4Q11, compared with 12.0% in 3Q11 and 7.7% in 4Q10. The higher operating expenses in 4Q11 compared with 3Q11 was primarily due to higher selling expenses, general and administrative expenses, and the adverse impact from RMB54.5 million (US$8.7 million) provisions for advance payments associated with long-term supply contracts as well as RMB134.7 million (US$21.4 million) goodwill impairment.

•	Interest expense was RMB41.7 million (US$6.6 million), compared with RMB47.2 million in 3Q11 and RMB40.7 million in 4Q10.

•	The Company recorded a net loss of RMB0.1 million (US$0.02 million), which combined a foreign exchange loss with a loss from the change in fair value of derivatives. The Company recorded a net gain of RMB0.4 million in 3Q11 and a net gain of RMB1.3 million in 4Q10 for the foreign exchange loss and the gain from change in fair value of derivatives.

•	Gain from the change in fair value of the conversion feature of the Company's convertible bonds was RMB33.2 million (US$5.3 million), compared with RMB131.4 million in 3Q11 and RMB255.6 million in 4Q10. The fluctuations resulting from the adoption of ASC 815-40 on January 1, 2009, were primarily due to changes in the Company's ADS price during the quarter. This line item has fluctuated, and is expected to continue to fluctuate quarter-to-quarter. The Company has no direct control over the fluctuations.

•	Income tax benefit in 4Q11 increased to RMB179.9 million (US$28.6 million), compared with RMB65.4 million in 3Q11 and income tax expense of RMB148.9 million in 4Q10.

•	Net loss attributable to shareholders on a non-GAAP basis[1] was RMB862.3 million (US$137.0 million), compared with a net loss attributable to shareholders of RMB295.7 million in 3Q11 and a net income attributable to shareholders of RMB250.7 million in 4Q10.

•	Net loss per basic ADS on a non-GAAP basis was RMB10.22 (US$1.62), compared with net loss per basic ADS on a non-GAAP basis of RMB3.51 in 3Q11 and net income per basic ADS on a non-GAAP basis of RMB3.39 in 4Q10.

•	Net loss attributable to shareholders on a GAAP basis was RMB832.9 million (US$132.3 million), compared with net loss attributable to shareholders of RMB177.6 million in 3Q11 and net income attributable to shareholders of RMB370.8 million in 4Q10.

•	Net loss per basic ADS on a GAAP basis was RMB9.88 (US$1.57), compared with net loss per basic ADS of RMB2.11 in 3Q11 and net income per basic ADS of RMB5.02 in 4Q10.

•	Annualized ROE on a non-GAAP basis was negative 81.5% in 4Q11, compared with negative 24.6% in 3Q11 and positive 24.1% in 4Q10.

•	Annualized ROE on a GAAP basis was negative 70.6% in 4Q11, compared with negative 13.6% in 3Q11 and positive 33.2% in 4Q10.

FINANCIAL POSITION

As of December 31, 2011, the Company had cash and cash equivalents of RMB1,976.6 million (US$314.0 million) and net working capital of RMB908.3 million (US$144.3 million), compared with cash and cash equivalents of RMB1,835.2 million and net working capital of RMB1,778.2 million as of September 30, 2011. Total short-term bank borrowings (including the current portion of long-term bank borrowings) were RMB2,006.9 million (US$318.9 million), compared with RMB1,683.7 million as of September 30, 2011. The increase in short-term borrowings was primarily for working capital needs.

As of December 31, 2011, the Company had total long-term debt of RMB1,851.0 million (US$294.1 million), which comprised both long-term bank borrowings and convertible notes payable. The Company's long-term bank borrowings are to be repaid in installments until their maturities ranging from 2 to 5 years. Holders of the convertible notes have the option to require the Company to redeem the notes beginning on January 15, 2015.

Net cash generated from operating activities in 4Q11 was RMB311.3 million (US$49.5 million), compared with net cash used in operating activities of RMB432.1 million in 3Q11 and net cash generated from operating activities of RMB50.4 million in 4Q10.

As of December 31, 2011, accounts receivable were RMB537.5 million (US$85.4 million), compared with RMB1,252.5 million as of September 30, 2011 and RMB1,282.8 million as of December 31, 2010. Days sales outstanding increased slightly to 82 days in 4Q11 from 80 days in 3Q11 and 55 days in 4Q10. The decline in receivables from 3Q11 to 4Q11 reflects lower shipments and revenues, and expedited collection of receivables. As of December 31, 2011, inventories decreased to RMB684.0 million (US$108.7 million) from RMB1,185.3 million as of September 30, 2011, and from RMB790.8 million as of December 31, 2010. Days inventory was 53 days in 4Q11 compared with 59 days in 3Q11 and 40 days in 4Q10.

Capital expenditures were RMB262.3 million (US$41.7 million) in 4Q11. For full year 2011, total capital expenditures were RMB2,437.9 million (US$387.3 million).

The Company has from time to time been buying back its convertible bonds since January 1, 2012 and may do so in the future, subject to market conditions and other factors. The Company has purchased approximately $50 million in face value year-to-date.

CAPACITY EXPANSION

As of December 31, 2011, the Company had production capacities of 800 MW for ingot and wafer, 1.3 GW for cell and 1.5 GW for module. The Company currently has no near-term plan to add additional capacities. Management will review expansion needs in the future in line with changes in overall market demand.

BUSINESS OUTLOOK

•	The Company provides the following guidance based on current operating trends and market conditions.

For the full year 2012, the Company expects:

•	Module shipments of approximately 1 GW of which about 10-15% will be for PV module processing services.
•	Capital expenditures of $100 million depending on demand and other market conditions.

CONFERENCE CALL

The Company will host a conference call to discuss the fourth quarter and full year of 2011 results at 8:00 AM Eastern Time (8:00 PM Shanghai Time) on March 15, 2012.

Mr. Ki-Joon HONG, Chairman and CEO; Mr. Hee Cheul KIM, President; Mr. Dong Kwan KIM, Chief Strategy Officer; Mr. Jung Pyo SEO, Chief Financial Officer; and Mr. Paul Combs, Vice President of Investor Relations, will discuss the results and take questions following the prepared remarks.

The dial-in details for the live conference call are as follows:

  U.S. Toll Free Number: 1 866 519 4004
  U.S. New York local number: 1 718 354 1231
  International dial-in number: +65 6723 9381
  China Toll Free Number: 800 819 0121
  400 620 8038

Passcode: HSOL

A live webcast of the conference call will be available on the investor relations section of the Company's website at: http://www.hanwha-solarone.com. A replay of the webcast will be available for one month.

A telephone replay of the call will be available for seven days after the conclusion of the conference call. The dial-in details for the replay are as follows:

  U.S. Toll Free Number: 1 866 214 5335
  International dial-in number: +1 612 8235 5000

Passcode: 55275126

FOREIGN CURRENCY CONVERSION

The conversion in this release of Renminbi into U.S. dollars is made solely for the convenience of the reader, and is based on the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board as of December 31, 2011, which was RMB6.2939 to US$1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on December 31, 2011 or at any other date. The percentages stated in this press release are calculated based on Renminbi amounts.

USE OF NON-GAAP FINANCIAL MEASURES

The Company has included in this press release certain non-GAAP financial measures, including certain line items presented on the basis that the accounting impact of ASC 815-40 had not been recorded. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of the Company and when planning and forecasting future periods. Readers are cautioned not to view non-GAAP financial measures on a stand-alone basis or as a substitute for GAAP measures, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP measures with non-GAAP measures also included herein.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include 1Q and full-year 2012 estimates for PV product shipments, ASPs, production capacities and other results of operations. Forward-looking statements involve inherent risks and uncertainties and actual results may differ materially from such estimates depending on future events and other changes in business climate and market conditions. Hanwha SolarOne disclaims any obligation to update or correct any forward-looking statements.

About Hanwha SolarOne

Hanwha SolarOne Co., Ltd. (NASDAQ: HSOL) is a vertically-integrated manufacturer of silicon ingots, wafers, PV cells and modules. Hanwha SolarOne offers high-quality, reliable products and services at competitive prices. Partnering with third-party distributors, OEM manufacturers, and systems integrators, Hanwha SolarOne serves the utility, commercial, government, and residential markets. The Company maintains a strong presence worldwide, with employees located throughout Europe, North America and Asia, and embraces environmental responsibility and sustainability, with an active role in the voluntary photovoltaic recycling program. Hanwha Group, Hanwha SolarOne’s largest shareholder, is active in solar project development and financing, and plans to produce polysilicon in the future. For more information, please visit: http://www.hanwha-solarone.com.

For further information, please contact:

Hanwha SolarOne Co., Ltd.

Investor Contact:

Paul Combs

V.P. Investor Relations

    Building 1, 18th Floor

    1199 Minsheng Road, Shanghai, PRC 200135

P. R. China

Tel: +86 21 3852 1533 / Mobile: +86 138 1612 2768

E-mail: paul.combs@hanwha-solarone.com

Christensen

Tip Fleming

Tel: +852 9212 0684

E-mail: tfleming@christensenIR.com

Teal Willingham

Tel: +86 10 5826 4988

E-mail: twillingham@christensenIR.com

Hanwha SolarOne Co., Ltd.
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$")

7.2946	December 31	September 31	December 31	December 31
	2010	2011	2011	2011
	(Audited)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB'000	RMB'000	RMB'000	USD'000
ASSETS
Current assets
Cash and cash equivalents	1,630,777	1,835,160	1,976,555	314,043
Restricted cash	100,490	220,238	281,626	44,746
Derivative contracts	7,489	17,374	29,091	4,622
Accounts receivable, net	1,282,807	1,252,454	537,540	85,407
Notes receivable	10,000	71,348	60,208	9,566
Inventories, net	790,773	1,185,337	684,049	108,684
Advance to suppliers, net	764,063	755,882	475,645	75,572
Other current assets	255,432	335,650	528,572	83,982
Deferred tax assets - net	91,611	147,659	264,590	42,039
Amount due from related parties	27,819	96,784	241,453	38,363

Total current assets	4,961,261	5,917,886	5,079,329	807,024

Non-current assets
Fixed assets – net	2,084,027	4,391,411	4,715,962	749,291
Intangible assets – net	205,763	337,202	334,987	53,224
Goodwill	134,735	134,735	-	-
Deferred tax assets - net	16,759	20,931	16,493	2,620
Long-term deferred expenses	27,273	32,162	49,702	7,897
Amount due from related parites	15,000	-	-	-
Long-term prepayment	394,282	441,020	204,570	32,503

Total non-current assets	2,877,839	5,357,461	5,321,714	845,535

TOTAL ASSETS	7,839,100	11,275,347	10,401,043	1,652,559

LIABILITIES
Current liabilities
Derivative contracts	8,047	50,107	30,670	4,873
Short-term bank borrowings	318,919	1,605,211	1,764,251	280,311
Long-term bank borrowings, current portion	215,000	78,471	242,604	38,546
Accounts payable	478,129	1,144,922	1,024,947	162,848
Notes payable	181,265	617,326	462,602	73,500
Accrued expenses and other liabilities	404,826	361,295	375,238	59,619
Customer deposits	33,538	58,916	84,871	13,485
Unrecognized tax benefit	143,473	169,817	143,473	22,796
Amount due to related parties	13,183	53,662	42,342	6,727

Total current liabilities	1,796,380	4,139,727	4,170,998	662,705

Non-current liabilities
Long-term bank borrowings	135,000	1,419,991	1,352,373	214,870
Convertible bonds	687,435	505,694	498,646	79,227
Long term payable	-	50,000.00	50,000	7,944
Deferred tax liabilities	25,977	25,535	25,387	4,034

Total non-current liabilities	848,412	2,001,220	1,926,406	306,075

TOTAL LIABILITIES	2,644,792	6,140,947	6,097,404	968,780

Redeemable ordinary shares	55	55	24	4

EQUITY
Shareholders’ equity
Ordinary shares	314	315	315	50
Additional paid-in capital	3,956,953	3,994,209	3,996,418	634,967
Statutory reserves	170,000	190,484	174,456	27,718
Retained earnings	1,066,986	949,337	132,426	21,040

Total shareholders’ equity	5,194,253	5,134,345	4,303,615	683,775

TOTAL EQUITY	5,194,308	5,134,400	4,303,639	683,779

TOTAL LIABILITIES, REDEEMABLE ORDINARY SHARES AND SHAREHOLDERS’ EQUITY	7,839,100	11,275,347	10,401,043	1,652,559

Hanwha SolarOne Co., Ltd.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"), except for number of shares (ADS) and per share (ADS) data

	For the three months ended				For the years ended
	December 31	September 30	December 31	December 31	December 31	December 31	December 31
	2010	2011	2011	2011	2010	2011	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)
	RMB'000	RMB'000	RMB'000	US$'000	RMB'000	RMB'000	US$'000

Net revenues	2,118,995	1,437,306	978,272	155,432	7,548,545	6,416,485	1,019,477

Cost of revenues	(1,654,024)	(1,592,546)	(1,582,900)	(251,498)	(5,869,503)	(6,633,542)	(1,053,964)

Gross profit	464,971	(155,240)	(604,628)	(96,066)	1,679,042	(217,057)	(34,487)

Operating expenses
Selling expenses	(95,172)	(76,614)	(98,185)	(15,600)	(269,202)	(279,788)	(44,454)
G&A expenses	(54,760)	(81,089)	(154,135)	(24,490)	(190,594)	(411,076)	(65,313)
R&D expenses	(14,622)	(17,741)	(22,071)	(3,507)	(53,500)	(68,217)	(10,839)
Loss on goodwill impairment	-	-	(134,735)	(21,407)	-	(134,735)	(21,407)
Government grant	2,121	2,922	8,570	1,362	18,755	14,437	2,294

Total operating expenses	(162,433)	(172,522)	(400,556)	(63,642)	(494,541)	(879,379)	(139,719)

Operating profit	302,538	(327,762)	(1,005,184)	(159,708)	1,184,501	(1,096,436)	(174,206)

Interest expenses	(40,658)	(47,236)	(41,732)	(6,631)	(161,677)	(171,059)	(27,179)
Interest income	2,350	1,878	3,207	509	6,141	11,763	1,869
Exchange gain (loss)	(36,222)	(18,739)	(5,029)	(799)	(89,272)	(3,965)	(630)
Gain (loss) on change in fair value of derivative	37,505	19,169	4,919	782	77,531	(70,778)	(11,245)
Gain (loss) on change in conversion feature fair value of convertible bond	255,591	131,445	33,181	5,272	31,623	264,384	42,006
Other income	772	2,360	1,808	287	2,801	5,144	817
Other expenses	(2,133)	(4,174)	(3,986)	(633)	(5,903)	(14,102)	(2,240)
Government grant	-	-	-	-	9,595	-	-

Net income before income tax	519,743	(243,059)	(1,012,816)	(160,921)	1,055,340	(1,075,049)	(170,808)

Income tax expenses	(148,927)	65,424	179,877	28,580	(297,983)	144,945	23,029

Net income	370,816	(177,635)	(832,939)	(132,341)	757,357	(930,104)	(147,779)

Net income attributable
to shareholders	370,816	(177,635)	(832,939)	(132,341)	757,357	(930,104)	(147,779)

Net income per share
Basic	1.00	(0.42)	(1.98)	(0.31)	2.43	(2.21)	(0.35)
Diluted	0.35	(0.42)	(1.98)	(0.31)	2.36	(2.21)	(0.35)

Shares used in computation
Basic	369,518,133	420,655,036	421,676,232	421,676,232	311,263,308	420,325,701	420,325,701
Diluted	415,850,842	420,655,036	421,676,232	421,676,232	357,272,605	420,325,701	420,325,701

Net income per ADS
Basic	5.02	(2.11)	(9.88)	(1.57)	12.17	(11.06)	(1.76)
Diluted	1.76	(2.11)	(9.88)	(1.57)	11.82	(11.06)	(1.76)

ADSs used in computation
Basic	73,903,627	84,131,007	84,335,246	84,335,246	62,252,662	84,065,140	84,065,140
Diluted	83,170,168	84,131,007	84,335,246	84,335,246	71,454,521	84,065,140	84,065,140

Hanwha SolarOne Co., Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$")

For the three months ended	For the years ended
December 31, 2010	September 30, 2011	December 31, 2011	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2011
(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)
RMB'000	RMB'000	RMB'000	US$'000	RMB'000	RMB'000	US$'000

Cash flow from operating activities
Net income	370,816	(177,635)	(832,939)	(132,341)	757,357	(930,104)	(147,779)

Adjustments to reconcile net income (loss) to net cash
provided (used) in operating activities:
Unrealised (gain)/loss from derivative contracts	(68,138)	(18,149)	(31,154)	(4,950)	6,770	1,021	162
Amortization of convertible bonds discount	14,657	13,981	26,133	4,152	60,405	75,595	12,011
Changes in fair value of conversion feature of convertible bonds	(255,591)	(131,445)	(33,181)	(5,272)	(31,623)	(264,384)	(42,006)
Loss from disposal of fixed assets	139	1,037	473	75	957	1,714	272
Depreciation and amortization	51,490	59,351	52,464	8,336	187,587	218,641	34,739
Loss on goodwill impairment	-	-	134,735	21,407	-	134,735	21,407
Amortization of long-term deferred expenses	1,816	1,648	6,129	974	7,194	11,408	1,813
Provision for doubtful debt of advance to suppliers	-	-	287,749	45,719	117	287,742	45,718
Provision for doubtful debt of other receivables	-	-	54,456	8,652	-	54,456	8,652
Reversal of doubtful debt of advance to suppliers	-	(7)	-	-	-	-	-
Provision for doubtful debt of accounts receivable	-	316	-	-	-	1,778	282
Reversal of doubtful debt for accounts receivable	(1,006)	-	-	-	(278)	-	-
Write down of inventories	35,266	194,850	305,820	48,590	134,489	583,097	92,645
Stock compensation expense	6,736	5,298	2,208	351	31,963	38,331	6,090
Warranty provision	11,768	15,718	8,641	1,373	60,073	61,059	9,701
Warranty reversal	(1,843)	(6,822)	(7,022)	(1,116)	(1,843)	(30,615)	(4,864)
Deferred tax benefit	(17,310)	(41,640)	(112,641)	(17,897)	(32,055)	(173,303)	(27,535)
Unrecognized tax benefit	116,089	(8,772)	(26,344)	(4,186)	116,088	-	-
Changes in operating assets and liabilities	-
Restricted cash	(8,559)	(36,643)	25,974	4,127	(5,298)	(28,693)	(4,559)
Inventory	(136,472)	(495,237)	195,468	31,057	(141,289)	(476,373)	(75,688)
Account and notes receivables	(1,870)	25,989	726,054	115,358	(705,041)	693,281	110,152
Advance to suppliers and long-term prepayments	87,991	(91,230)	124,433	19,770	(178,700)	85,883	13,645
Long-term deferred expenses	-	-	(2,322)	(369)	-	(2,322)	(369)
Intangible assets	-	(88,119)	-	-	(1,678)	(134,719)	(21,405)
Other current assets	(19,147)	(47,794)	(128,730)	(20,453)	(75,117)	(206,408)	(32,795)
Amount due from related parties	(42,819)	(4,155)	(144,669)	(22,986)	(30,361)	(198,634)	(31,560)
Accounts and notes payable	(37,112)	376,076	(360,070)	(57,209)	(17,908)	381,841	60,669
Accrued expenses and other liabilities	38,041	(35,016)	25,049	3,981	154,680	(60,025)	(9,537)
Customer deposits	(93,960)	12,484	25,955	4,124	(26,147)	51,333	8,156
Amount due to related parties	(584)	(6,207)	(11,320)	(1,799)	(3,582)	29,159	4,633
Long-term payable	-	50,000	-	-	-	50,000	7,944

Net cash provided (used) in operating activities	50,398	(432,123)	311,349	49,468	266,760	255,494	40,594

Cash flows from investing activities
Acquisition of fixed assets	(279,523)	(847,612)	(289,902)	(46,061)	(634,506)	(2,400,481)	(381,398)
Change of restricted cash	(28,074)	(8,127)	27,638	4,391	(34,653)	(37,443)	(5,949)
-
Net cash provided (used) in investing activities	(307,597)	(855,739)	(262,264)	(41,670)	(669,159)	(2,437,924)	(387,347)

Cash flows from financing activities
Proceeds from share lending	-	-	-	-	21	9	1
Proceeds from exercise of stock option	2,048	-	-	-	12,166	1,135	180
Proceeds from issuance of ordinary shares	1,070,784	-	-	-	1,581,114	-	-
Payment for repurchase of redeemable oridnary shares	-	-	(18)	(3)	-	(18)	(3)
Payment for repurchase of shares lending to Hanwha	-	-	(16)	(2)	-	(16)	(2)
Change of restricted cash	-	-	(115,000)	(18,272)	-	(115,000)	(18,272)
Proceeds from short-term bank borrowings	32,687	1,132,522	1,045,751	166,154	1,098,911	3,322,480	527,890
Proceeds from long-term bank borrowings	1,150,768	116,515	18,512	1,594,977	253,416
Payment of short term bank borrowings	(461,777)	(415,945)	(886,711)	(140,884)	(1,184,756)	(1,877,148)	(298,249)
Payment for long term bank borrowings	(52,500)	(230,000)	(20,000)	(3,178)	(120,000)	(350,000)	(55,609)
Repayment of advances from related parties	-	-
Payment of arrangement fee of long-term loans	-	-	(42,586)	(6,766)	-	(42,586)	(6,766)
Payment of arrangement fee of short-term loans	-	-	(5,625)	(894)	-	(5,625)	(894)

Net cash provided (used) by financing activities	591,242	1,637,345	92,310	14,667	1,387,456	2,528,208	401,692

Net increase (decrease) in cash and cash equivalents	334,043	349,483	141,395	22,465	985,057	345,778	54,939

Cash and cash equivalents at the beginning of period	1,296,734	1,485,677	1,835,160	291,578	645,720	1,630,777	259,104

Cash and cash equivalents at the end of period	1,630,777	1,835,160	1,976,555	314,043	1,630,777	1,976,555	314,043

Supplemental disclosure of cash flow information:
Interest paid	11,621	40,408	33,348	5,298	89,855	113,862	18,091
Income tax paid	79,080	12,227	3,442	547	160,615	152,681	24,259
Realized gain/(loss) from derivative contracts	(30,633)	1,019	(26,235)	(4,168)	84,301	(69,757)	(11,083)
Supplemental schedule of non-cash activities:	-
Acquisition of fixed assets included in accounts payable, accrued expenses and other liabilities	25,096	(37,381)	85,371	13,564	48,613	446,314	70,912

	For the three months ended				For the years ended
	December 31, 2010	September 30, 2011	December 31, 2011	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2011
	(RMB million)	(RMB million)	(RMB million)	(US$ milllion)	(RMB million)	(RMB million)	(US$ milllion)

Non-GAAP net income/(loss)	250.7	(295.7)	(862.3)	(137.0)	914.3	(1,068.5)	(169.8)

Fair value changes of the conversion features of the Convertible bonds	255.6	131.4	33.3	5.3	31.6	264.4	42.0

Accretion of interest of the Convertible bonds	(19.4)	(22.2)	(30.2)	(4.8)	(72.4)	(97.5)	(15.5)

Unrecognized tax benefit	(116.1)	8.9	26.3	4.2	(116.1)	-	-

Severance fee to previous senior management	-	-	-	-	-	(32.6)	(5.2)

Tax impact of severance fee to previous senior management	-	-	-	-	-	4.1	0.7

GAAP net income/(loss)	370.8	(177.6)	(832.9)	(132.3)	757.4	(930.1)	(147.8)

	For the three months ended				For the years ended
	December 31, 2010	September 30, 2011	December 31, 2011	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2011
	(RMB)	(RMB)	(RMB)	(US$)	(RMB million)	(RMB million)	(US$ milllion)

Non GAAP net income per ADS - Basic	3.39	(3.51)	(10.22)	(1.62)	14.68	(12.71)	(2.03)

Fair value changes of the conversion features of the Convertible bonds	3.46	1.56	0.39	0.06	0.51	3.14	0.51

Accretion of interest of the Convertible bonds	(0.26)	(0.26)	(0.36)	(0.06)	(1.16)	(1.16)	(0.18)

Unrecognized tax benefit	(1.57)	0.10	0.31	0.05	(1.86)	-	-

Severance fee to previous senior management	-	-	-	-	-	(0.38)	(0.07)

Tax impact of severance fee to previous senior management	-	-	-	-	-	0.05	0.01

Net profit contributed to shareholders per ADS - Basic	5.02	(2.11)	(9.88)	(1.57)	12.17	(11.06)	(1.76)

ADS (Basic)	73,903,627	84,131,007	84,335,246	84,335,246	62,252,662	84,065,140	84,065,140

	For thee months ended			Annualized for Q4,2010	Annualized for Q3,2011	Annualized for Q4,2011	For the twelve months ended	For the twelve months ended
	December 31, 2010	September 30, 2011	December 31, 2011	December 31, 2010	September 30, 2011	December 31, 2011	December 31, 2010	December 31, 2011

Non-GAAP Return on Equity	6.02%	-6.15%	-20.37%	24.08%	-24.60%	-81.48%	25.67%	-24.75%

Fair value changes of the conversion features of the Convertible bonds	5.31%	3.00%	2.80%	21.25%	12.01%	11.20%	-2.04%	7.81%

Accretion of interest of the Convertible bonds	-0.43%	-0.42%	-0.64%	-1.74%	-1.69%	-2.56%	-1.81%	-2.05%

Unrecognized tax benefit	-2.60%	0.17%	0.56%	-10.39%	0.68%	2.24%	-2.90%	-

Severance fee to previous senior management	-	-	-	-	-	-	-	-0.69%

Tax impact of severance fee to previous senior management	-	-	-	-	-	-	-	0.09%

GAAP Return on equity	8.30%	-3.40%	-17.65%	33.20%	-13.60%	-70.60%	18.92%	-19.59%